AECOM	213.593.8000	tel
555 S. Flower Street	213.593.8730	fax
Suite 3700
Los Angeles, CA 90071
www.aecom.com

March 23, 2012

VIA EDGAR

Terrence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:                             AECOM Technology Corporation

Form 10-K for the Fiscal Year Ended September 30, 2011

Filed November 21, 2011

File No. 000-52423

Dear Mr. O’Brien:

This letter is in further response to the comment letter, dated January 23, 2012, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing for AECOM Technology Corporation (“AECOM” or the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended September 30, 2011

Report of Independent Registered Public Accounting Firm, page 60

1.                                      We note that you present a Schedule II related to your allowance for doubtful accounts; however you report from your independent auditor does not provide an opinion for such schedule. Please amend your filing accordingly. Refer to the Instructions for Rule 5-04 of Regulation S-X for guidance.

RESPONSE

As stated in the Company’s letter dated February 6, 2012, the Company will amend its filing to include an opinion for Schedule II related to allowance for doubtful accounts from the Company’s independent auditor, Ernst & Young LLP.  The Company confirms that the amended filing will contain the report of the independent auditors covering Schedule II, consent of independent registered public accounting firm, certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002, and certification of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

Please contact the undersigned at (212) 973-3045 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Nancy J. Laben

Nancy J. Laben
Senior Vice President and General Counsel

cc:                                John M. Dionisio, Chairman and Chief Executive Officer, AECOM Technology Corporation

Stephen M. Kadenacy, Executive Vice President, Chief Financial Officer, AECOM Technology Corporation